DIVERSIFIED ENERGY COMPANY PLC
4TH FLOOR PHOENIX HOUSE
1 STATION HILL, READING
BERKSHIRE, RG1 1NB
UNITED KINGDOM

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VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 1:00 p.m. (London time) / 8:00 a.m. (New York time) on 6 March 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 by no later than 1:00 p.m. (London time) / 8:00 a.m. (New York time) on 6 March 2025.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V62356-TBD

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DIVERSIFIED ENERGY COMPANY PLC

The Board of Directors recommends you vote FOR the following proposal:

Ordinary Resolution	**For**	**Against**	**Vote Withheld**
1. Authority to allot the Consideration Shares.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Explanatory Notes:

1. As a shareholder of the Company, you have a right to go to, speak and vote at the General Meeting. If you do not intend to go to the General Meeting, but still want to vote you can appoint one or more persons (who need not be a shareholder) as a proxy to go to the meeting and speak and vote instead of you. You can only use this form and the procedures set out in these notes to appoint the Chair of the General Meeting or someone else as your proxy.

2. If you want to nominate someone other than the Chair of the General Meeting as your proxy, give that person's name in block capitals in the space below. Your proxy must then go to the General Meeting to vote on your behalf. However, if you do this and you, or your proxy, do not go to the General Meeting your vote cannot be counted. If you sign and return this proxy form with no name inserted in the box, the Chair of the General Meeting will be deemed to be your proxy.

3. You may appoint more than one proxy provided each is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please contact Broadridge Financial Solutions, Inc. at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. If the proxy is being appointed with authority to vote less than your total holding, please indicate below the number of shares your proxy is to vote. If not indicated, your proxy will be deemed to be authorised to vote your total holding.

4. An abstention is not a vote in law and will not be counted in the calculation of the proportion of votes `For' or `Against' the relevant resolution. If you do not give your proxy an indication of how to vote on a resolution, your proxy may vote (or abstain from voting) on that resolution at his or her discretion. Your proxy may vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the General Meeting.

5. This proxy form must be signed and dated by the shareholder or his or her attorney duly authorised in writing. In the case of a shareholder which is a company, the hard copy proxy form must be executed under its seal or signed by its duly authorised officer or attorney or other person authorised to sign. Any power of attorney or any other authority under which the hard copy proxy form is signed (or a duly certified copy of such power or authority) must be included with the hard copy proxy form.

6. For the proxy named in this form to act for you, your form must be completed, signed and sent or delivered to Broadridge Financial Solutions, Inc. at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 and received by no later than 1 p.m. (London time) / 8 a.m. (New York time) on 6 March 2025 or at least 48 hours (excluding, in the calculation of such time period, any part of a day that is not a working day) before any adjourned meeting. Instead of mailing a hard copy proxy form, you may either appoint your proxy by electronic means using www.proxyvote.com using the 16-digit control number (your "Control Number"). Proxies submitted by the internet must be received by the same aforementioned cut-off time.

7. In the case of joint holders of any share, where more than one of the joint holders purports to appoint a proxy in respect of the same share, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company's register of shareholders in respect of the joint holding (the first-named being the most senior).

8. To be entitled to attend and vote at the General Meeting (and for the purpose of the determination by the Company of the number of votes you may cast), you must be registered in the register of shareholders of the Company by close of business on 6 March 2025 or, if the General Meeting is adjourned, by 48 hours before the time of any such adjourned General Meeting (excluding any part of a day which is not a working day). The return of a completed proxy form will not prevent a shareholder from attending the General Meeting and voting in person if he or she wishes to do so.

9. If you make any alterations on this form, you must put your initials next to them.

10. For details of how to change your proxy instructions or revoke your proxy appointment please refer to the notes to the Notice of General Meeting in the Circular.

11. You may not use any electronic address provided in this proxy form to communicate with the Company for any purpose other than those expressly stated.

12. Further details relating to the General Meeting including General Meeting attendance and voting by proxy, are set out in the Notice of General Meeting in the Circular.

V62357-TBD

DIVERSIFIED ENERGY COMPANY PLC
General Meeting of Shareholders
10 March 2025, 1:00 p.m. (London time)
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) the chairperson of the General Meeting or _______________ as a proxy with the power to represent and to vote, as designated on the reverse side of this ballot, all of the Ordinary Shares of DIVERSIFIED ENERGY COMPANY PLC that the shareholder(s) is/are entitled to vote at the General Meeting of Shareholders to be held at FTI Consulting, 200 Aldersgate, Aldersgate Street, London, EC1A 4HD, on 10 March 2025, at 1:00 p.m. (London time), and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the proxies will have authority to vote FOR resolution 1.

In their discretion, the proxy appointed is authorized to vote upon such other business as may properly come before the meeting.

Continued and to be signed on reverse side